UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioDrain Medical, Inc,

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Securities)

09071P 109

(CUSIP Number)

Richardson & Patel LLP

1100 Glendon Avenue, 8th Floor
Los Angeles, California 90024

(310) 208-1182

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 15, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071P 109
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Nimish Patel (“Patel”)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) PF, OO(1)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 2,870,313
8. Shared Voting Power 266,991(2)
9. Sole Dispositive Power 2,870,313
10. Shared Dispositive Power 266,991(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,304
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.7%(3)
14. Type of Reporting Person (See Instructions) IN

(1)	See Item 3 of this Schedule 13D.

(2)	Represents (1) 206,277 shares held directly by RP Capital LLC and (2) 60,714 shares held directly by Richardson & Patel LLP. Patel is a managing partner of both RP Capital LLC and Richardson & Patel LLP, and may be deemed to have voting and dispositive power over these shares.

(3)	This percentage is based on approximately 46,686,911 shares of the Company’s common stock deemed outstanding, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

CUSIP No. 09071P 109
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Erick Richardson (“Richardson”)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) PF, OO(1)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 2,623,219
8. Shared Voting Power 266,991(2)
9. Sole Dispositive Power 2,623,219
10. Shared Dispositive Power 266,991(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,890,210(3)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.2%(3)
14. Type of Reporting Person (See Instructions) IN

(1)	See Item 3 of this Schedule 13D.

(2)	Represents (1) 206,277 shares held directly by RP Capital LLC and (2) 60,714 shares held directly by Richardson & Patel LLP. Richardson is a managing partner of both RP Capital LLC and Richardson & Patel LLP, and may be deemed to have voting and dispositive power over these shares.

(3)	This percentage is based on approximately 46,686,911 shares of the Company’s common stock deemed outstanding, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 of BioDrain Medical, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principle executive office is: 2060 Centre Pointe Boulevard, Suite 7, Mendota Heights, Minnesota 55120.

Item 2.	Identity and Background

(a) This statement is filed on behalf of Nimish Patel and Erick Richardson. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address for the Reporting Persons is 1100 Glendon Avenue, Suite 850, Los Angeles, CA 90024.

(c) The Reporting Persons are founding partners of Richardson & Patel LLP, a law firm which provides legal services to the Company.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In June 2008, RP Capital LLC purchased 206,277 share of common stock from the Company for an aggregate cash payment of $50,000. The source of funds for the acquisition of common stock purchased by RP Capital LLC was from the personal funds of the Reporting Persons.

In June 2008, Patel purchased 247,094 shares of common stock from the Company for an aggregate cash payment of $59,302.56.

In September 2008, Richardson & Patel LLP was issued 60,714 shares of common stock from the Company as compensation for legal services rendered to the Company.

As payment for legal services rendered to the Company, the Company issued a 6% Convertible Promissory Note, dated December 31, 2010 (the “Note”), to Patel & Richardson LLP in the original principal amount of $457,299.60. Pursuant to an Election to Convert, dated April 30, 2012, between the Company and Richardson & Patel LLP, Richardson & Patel LLP elected to convert the outstanding principle and interest remaining on the Note into 3,292,577 shares of common stock of the Company at $.15 per share as provided in the Note. On or about June 15, 2012, 1,054,985 shares of common stock were issued to Patel and 1,054,985 shares of common stock were issued to Richardson.

Pursuant to the terms of an Agreement to Convert Debt, dated April 25, 2012, between Richardson & Patel LLP and the Company, the Company agreed to issue an aggregate of 2,850,754 shares of the Company’s common stock to Richardson & Patel LLP as compensation for legal serves rendered to the Company. On or about June 15, 2012, 1,425,377 shares of common stock were issued to Patel and 1,425,377 shares of common stock were issued to Richardson.

On or about June 15, 2012, Richardson used his personal funds to purchase 142,857 shares of common stock from the Company for an aggregate cash payment of $9,999.99.

On or about June 15, 2012, Patel used his personal funds to purchase 142,857 shares of common stock from the Company for an aggregate cash payment of $9,999.99.

Item	4. Purpose of Transaction

The Reporting Persons acquired the securities of the Company as a result of personal investments in the Company and as compensation for providing legal services to the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 46,686,911 shares of common stock outstanding as of May 10, 2012, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of each Reporting Person’s knowledge, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit No. Description

(1)	Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2012	/s/ Nimish Patel
_______________________________
Nimish Patel

/s/ Erick Richardson
_______________________________
Erick Richardson

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: July 13, 2012	By:	/s/ Nimish Patel
Nimish Patel

Dated: July 13, 2012	By:	/s/ Erick Richardson
Erick Richardson